Mail Stop 3561

      September 9, 2005


Randall J. Gort, Esq.
Vice President, Legal and Corporate Affairs,
  General Counsel and Secretary
Worldgate Communications, Inc.
3190 Tremont Avenue
Trevose, Pennsylvania  19053

	RE:  	Worldgate Communications, Inc.
      Amendment No. 1 to Form SB-2
      Filed August 30, 2005
      File No. 333-125205

      Form 10-KSB/A for the fiscal year ended December 31, 2004
      Filed August 30, 2005
      File No. 0-25755

Dear Mr. Gort:

      We have reviewed your amended Form SB-2 and amended Form 10-KSB and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Form SB-2

Management`s Discussion and Analysis, page 13

Results of Operations, page 13
1. We note your revisions in response to our prior comments 14 and 19, but it still appears that you present financial figures in a manner that is not consistent throughout. For example, you state that all dollar amounts are expressed in thousands in your management`s discussion and analysis, except for per share amounts;
however, on page 19 you state that Mototech made a "$1 million" investment (which would mean $1 billion) in your company. Yet disclosure elsewhere in the registration statement suggests that Mototech did invest only $1 million. Please revise your registration statement throughout to express information that is not in your financial statements without the assumption that the numbers are in thousands or ensure that your assumption is consistently applied.
2. We note your response to our prior comment 15, but no additional disclosure was added to your discussion of revenue recognition. Please expand the discussion to highlight what estimates must be made in connection with your accounting for revenue recognition and why the degree of uncertainty in making those estimates for your business.

Liquidity and Capital Resources, page 17
3. In light of the doubt about your ability to continue as a going concern, please clearly discuss your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements. Refer to Item 303 of Regulation S-K as well as section IV of the Commission`s Interpretive Release on Management`s
Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Where You Can Find More Information, page 40

4. Please revise your disclosure to reflect our current address,
100
F Street, N.E., Washington, D.C. 20549.

Financial Statements

2. Summary of Significant Accounting Policies

Accounting for Preferred Shares and Derivative Shares, page F-10

8. Stockholders` Deficiency, page F-17
5. We note your response to comments 21, 29, 30 and 31, and the revised disclosure throughout your filing. Please respond to each of the following comments regarding your accounting for the redeemable preferred stock, the conversion options, and warrants:

a. We note you report the redeemable preferred stock as temporary equity in your balance sheet. Explain to us your consideration of the guidance in SFAS No. 133 Implementation Issue No. C2, where the
FASB explains that temporary equity is considered stockholders` equity for purposes of applying paragraph 11(a) of Statement 133. Incidentally, regarding the first sentence of the second paragraph of your response to comment 31, Rule 5.02.28 of Regulation S-X does not require securities with redemption features that are not solely within the control of the issuer to be recorded as a liability.

b. Please explain to us why the detachable warrants are considered embedded derivative instruments under the guidance in paragraph 12 of
SFAS No. 133. If the warrants require the Company to deliver shares as part of a physical settlement or a net-share settlement then they should be initially measured at fair value and reported in permanent equity in accordance with EITF 00-19. They would not be considered a derivative instrument pursuant to paragraph 11a of SFAS No. 133. Please disclose all of the significant terms of the warrants and advise us. Also, explain in detail how your accounting for the warrants is in compliance with GAAP.

Exhibit Index
6. Please tell us in your response letter why you have deleted the reference to the September 2, 2004 amendment to securities purchase agreement and warrants.

Form 10-KSB/A for the fiscal year ended December 31, 2004

General
7. Please revise the disclosure in your amended Form 10-KSB for the year ended December 31, 2004 and subsequent Forms 10-QSB to comply with the comments above, as applicable.

*	*	*	*

      As appropriate, please amend your registration statement and Forms 10-KSB and subsequent Forms 10-QSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 551-3359, or me, at (202) 551-
3810,
with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (610-993-8585)
      Walter Mostek, Jr., Esq.
	Drinker Biddle & Reath LLP


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Mr. Gort
Worldgate Communications, Inc.
September 9, 2005
Page 4